UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

AudioCodes Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M15342-10-4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leon Bialik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,299,722+
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,299,722+
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,299,722+
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 9 Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

+ Includes options to purchase 50,000 ordinary shares, exercisable within 60 days of August 19, 2004.

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 3 of 5 Pages

        This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of August 18, 2004.

Item 1.

(a)	Name of Issuer:
AudioCodes Ltd. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:
1 Hayarden Street Airport City, Lod 70151, Israel

Item 2.

(a)	Name of Person Filing:
Leon Bialik

(b)	Address of Principal Business Office or, if None, Residence:
4 Rekanaty Street Tel Aviv, 69494, Israel

(c)	Citizenship:
Israel

(d)	Title of Class of Securities:
Ordinary Shares, NIS 0.01 nominal value per share.

(e)	CUSIP Number:
M15342-10-4

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. M15342 10-4	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	See Item 9 of the cover page attached hereto.

(b)	See Item 11 of the cover page attached hereto.

(c)	See Items 5 through 8 of the cover page attached hereto. Mr. Bialik holds options to purchase 50,000 ordinary shares. These options are exercisable within 60 days of August 18, 2004.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security BeingReporte on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2004

/s/ LEON BIALIK —————————————— Leon Bialik

Page 5 of 5 Pages